September 17, 2025

Yipeng Li
Chief Financial Officer
Cloopen Group Holding Ltd
16/F Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing 100102
People's Republic of China

        Re: Cloopen Group Holding Ltd
            Form 20-F for Fiscal Year Ended December 31, 2024
Dear Yipeng Li:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Introduction, page ii

1.     We note from your disclosure that you exclude Hong Kong and Macau from your
       definition of    PRC    or    China    for the purpose of your annual
report. In future filings,
       please revise to remove the exclusion of Hong Kong and Macau from such definition.
       Clarify that all the legal and operational risks associated with having operations in the
       People   s Republic of China (PRC) also apply to operations in Hong Kong and Macau.
       In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws. September 17, 2025
Page 2
Item 3. Key Information
The Holding Foreign Companies Accountable Act, page 4

2.     In future filings, please disclose the location of your auditor   s
headquarters. Similarly
       revise the related risk factor regarding the HFCAA on page 38.
D. Risk Factors
Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business..., page 35

3.     We note you made changes to the disclosure on page 35 from what you previously
       disclosed in the Form F-1/A filed on February 3, 2021, regarding the legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since your initial registration statement that would warrant such revisions, which mitigate the challenges you face and related disclosures. In future filings, please restore your disclosure. For additional guidance, please refer to the Division of
       Corporation Finance   s Sample Letter to China-Based Companies, issued
December
       2021 and July 2023.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(s) Revenue Recognition, page F-21

4. We note that you provide services as an agent in provision of CPaaS platforms to customers and recognize the related revenue on a net basis. We further note you disclose the "gross amount of revenue from services as an agent" for each period presented. Please tell us how you considered whether your discussion of revenue on a gross basis presents a non-GAAP measure and tell us how you considered the guidance in Item 10(e)(ii)(c) of Regulation S-K and the Question 100.04 of the Non-
       GAAP C&DIs.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology